MANAGEMENT’S DISCUSSION & ANALYSIS

This portion of the Report to Shareholders provides a discussion and analysis of our financial condition and results of operations so as to enable a reader to assess material changes in financial condition and results of operations for the three-month period ended January 31, 2004, and the corresponding period in the preceding fiscal year, with an emphasis on the most recent three-month period. See the “Management’s discussion & analysis” (U.S. GAAP) contained on pages 21 to 66 of our 2003 Annual Report for discussions in respect of previous years.

     This Management’s discussion & analysis is based on financial information prepared in accordance with U.S. GAAP and would not read differently in any material respect based on the financial information prepared in accordance with Canadian GAAP, except as noted in the supplemental discussions on pages 5, 6, 8 and 10. Capital ratios are computed based on Canadian GAAP information.

Overview

Summary data

	Q1/04 vs Q1/03		For the three months ended

			January 31	January 31
(C$ millions, except per share data and percentage amounts)	Increase (decrease)		2004	2003

Total revenues	$(140)	(3)%	$4,195	$4,335
Non-interest expense	$222	9%	$2,781	$2,559
Provision for (recovery of) credit losses
Allocated specific provision for credit losses	$(78)	(39)%	$122	$200
General provision for credit losses	$(150)	n.m	$(150)	–
Earnings per share (EPS) – diluted	$.09	8%	$1.19	$1.10
Net income	$26	3%	$793	$767
Return on equity (ROE)	120 bp		18.1%	16.9%
Business segment net income:
RBC Banking	$17	4%	$429	$412
RBC Insurance	$7	13%	$61	$54
RBC Investments	$36	35%	$140	$104
RBC Capital Markets	$34	29%	$150	$116
RBC Global Services	$9	19%	$57	$48
Other	$(77)	n.m	$(44)	$33

n.m. – not meaningful

Net income was $793 million, up $26 million or 3% from a year ago. Diluted earnings per share (EPS) were $1.19, up $.09 or 8%. Return on equity (ROE) was 18.1% compared to 16.9% a year ago.

     Two significant items affected first quarter results:

•	The reversal of a portion of the general allowance for credit losses added $97 million to net income

•	A settlement of the dispute with Cooperatieve Centrale Raiffeisen-Boerenleenbank, B.A. (Rabobank) relating to a US$517 million swap transaction, net of a related reduction in compensation and tax expenses, reduced net income by $74 million this quarter

Approximately $.03 of the increase in EPS was due to a reduction in the average number of common shares used in the EPS calculation. This was as a result of repurchases exceeding issuances by 18 million in the past year, and the deduction from common shares of Treasury stock as discussed on page 11.

     A 19% appreciation of the Canadian dollar relative to the U.S. dollar from the first quarter of 2003 resulted in a lower translated value of U.S. dollar-denominated earnings, reducing net income by approximately $20 million and diluted EPS by $.03. The movement of the Canadian dollar relative to major currencies other than the U.S. dollar had a minimal impact on the change in our earnings this quarter compared to a year ago. The effect of significant fluctuations in the value of the Canadian dollar relative to foreign currencies may continue to affect our reported results. For example, reported income from our U.S. operations would be adversely affected were the Canadian dollar to continue to strengthen against the U.S. dollar. On February 25, the Canadian dollar closed at US$.749, down 2% from the average rate of US$.765 in the first quarter of 2004, and up 10% from the average rate of US$.684 in the second quarter of 2003.

     Improved credit quality and higher brokerage, underwriting and mutual fund revenues from stronger equity markets benefited this quarter’s results.

     Total revenues were down $140 million or 3% from a year ago largely as a $240 million decline in the translated value of U.S. dollar-denominated revenues this quarter (due to the appreciation of the Canadian dollar relative to the U.S. dollar) and narrower net interest margins due to even lower interest rates more than offset the benefits of higher consumer loan volumes and capital market-related revenues.

     Non-interest expense increased $222 million or 9% from last year’s first quarter, largely reflecting the expense of the Rabobank settlement, net of a reduction in compensation and tax expenses (“Rabobank settlement costs”), higher pension and post-retirement benefit costs and increased variable compensation expenses. The strengthening of the Canadian dollar relative to the U.S. dollar reduced non-interest expense by $165 million.

First Quarter 2004 Report – Royal Bank of Canada 04

     Recovery of credit losses was $28 million, comprising allocated specific provisions of $122 million and a $150 million reversal of a portion of the general allowance for credit losses ($76 million in RBC Banking, $60 million in RBC Capital Markets and $14 million in RBC Global Services), as discussed on page 10. This compared to a provision for credit losses of $200 million in the first quarter of 2003, consisting entirely of allocated specific provisions.

     Compared to the fourth quarter of 2003, net income was down $11 million or 1%. Diluted EPS were unchanged, total revenues were down $54 million or 1% with $40 million attributable to the strengthening of the Canadian dollar relative to the U.S. dollar, and non-interest expense was up 8%, reflecting the Rabobank settlement costs this quarter, higher compensation and increased pension and post-retirement benefit costs.

     At January 31, 2004, the Tier 1 capital ratio was 9.3% and the Total capital ratio was 12.9%, compared to 9.4% and 12.7%, respectively, one year ago.

Supplemental discussion – Canadian GAAP

First quarter net income was $790 million, up $11 million or 1% from a year ago, and diluted EPS were $1.18, up $.06 or 5%.

     Recovery of credit losses was $25 million, comprising specific provisions of $125 million and a $150 million reversal of a portion of the general allowance for credit losses ($76 million in RBC Banking, $60 million in RBC Capital Markets and $14 million in RBC Global Services), as discussed on page 10. This compared to a provision for credit losses of $200 million in the first quarter of 2003, consisting entirely of specific provisions.

Results by geographic segment

As shown in the table at the bottom of page 22 (top of page 31 for Canadian GAAP), first quarter net income from Canadian operations was up $93 million or 17%. The improvement occurred largely due to a lower provision for credit losses and lower income taxes.

     U.S. operations recorded a net loss of $12 million compared to net income of $109 million a year ago. The decline reflected the expense of the Rabobank settlement, lower returns from RBC Centura’s investment portfolio, substantially lower mortgage origination volumes (due to lower refinancing activity levels) and higher hedging costs in RBC Mortgage, and the strengthening of the Canadian dollar.

     Other international net income increased by $54 million due to lower provisions for credit losses.

Results by business segment

Financial results for the business segments for the current quarter, previous quarter and same quarter a year ago are shown on page 22 (page 30 for Canadian GAAP).

     GAAP does not prescribe a method for allocating equity to business segments. For management and reporting purposes, we attribute common equity to our business segments (including the Other segment) based on methodologies designed to measure the equity capital necessary to underpin the risks of the businesses in each segment, as discussed on page 54 of our 2003 Annual Report. Common equity in excess of that required to support the risks in our five business segments is allocated to the Other segment. The capital attribution methodologies involve judgment by management, are revised from time to time with changes applied prospectively and affect other measures such as business segment ROE.

     Average common equity attributed to our business segments, except RBC Insurance and RBC Global Services, is lower than a year ago. This is partially due to the decline in the translated value of U.S. dollar-denominated assets as a result of the appreciation of the Canadian dollar relative to the U.S. dollar. The decreases in equity attributed to RBC Banking and RBC Capital Markets are also the result of lower credit risk. Average common equity attributed to RBC Insurance is higher largely due to the acquisition of Business Men’s Assurance Company of America on May 1, 2003.

RBC Banking

	Q1/04 vs Q1/03		For the three months ended

			January 31	January 31
(C$ millions, except percentage amounts)	Increase (decrease)		2004	2003

Total revenues	$(90)	(5)%	$1,869	$1,959
Non-interest expense	$(25)	(2)%	$1,153	$1,178
Provision for (recovery of) credit losses
Allocated specific provision for credit losses	$11	8%	$141	$130
General provision for credit losses	$(76)	n.m	$(76)	–
Net income	$17	4%	$429	$412
ROE	300 bp		24.5%	21.5%
Average common equity	$(550)	(7)%	$6,950	$7,500

n.m. – not meaningful

Net income was up $17 million or 4% from a year ago. Earnings in Canada rose by $76 million, largely reflecting a $49 million after-tax reversal of the general allowance discussed on page 10, higher loan volumes and lower non-interest expense resulting from effective cost management.

First Quarter 2004 Report – Royal Bank of Canada	05

     Earnings in the U.S. were down $54 million (US$35 million) from a year ago to $6 million (US$4 million), largely reflecting significantly lower mortgage origination volumes (due to lower refinancing activity levels) and additional hedging costs at RBC Mortgage, lower returns in RBC Centura’s investment portfolio as the proceeds of maturing instruments were re-invested in higher-quality, lower-yielding instruments, and write-downs of miscellaneous assets. These factors more than offset a gain of $35 million pre-tax from the sale of RBC Centura’s merchant acquiring card portfolio to Moneris Solutions, Inc. An $18 million consolidation adjustment recorded in the Other segment, as discussed on page 8, resulted in a gain on this sale for Royal Bank of Canada of $17 million before tax.

     Revenues declined by $90 million or 5% with $53 million of the decline due to a stronger Canadian dollar. Revenues in Canada rose $15 million or 1% as higher volumes of deposits, residential mortgages, personal loans and credit cards more than offset a narrower net interest margin. Revenues in the U.S. were down $95 million or 27% partly due to a stronger Canadian dollar. Also contributing to the revenue decline were a 52% decline in mortgage origination volumes at RBC Mortgage and the above-mentioned lower returns in RBC Centura’s investment portfolio, which together more than offset the revenue contributions from acquisitions made since the first quarter of 2003 (Sterling Capital Mortgage Company and the Florida branches of Provident Financial Group Inc.). Net income from these acquisitions was not significant this quarter.

     Non-interest expense was down $25 million from a year ago –$3 million in Canada, and $18 million in the U.S. The decline is due to a $45 million reduction in expenses due to the stronger Canadian dollar which was partially offset by expenses relating to the above-mentioned operations acquired subsequent to last year’s first quarter.

     ROE increased by 300 basis points from a year ago, reflecting higher earnings and lower average common equity attributed to this segment, as discussed on page 5.

RBC Insurance

	Q1/04 vs Q1/03			For the three months ended

				January 31	January 31
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003 (1)

Net earned premiums		$(67)	(17)%	$339	$406
Investment income		$32	42%	$109	$77
Fee income		$7	16%	$50	$43

Insurance premiums, investment and fee income		$(28)	(5)%	$498	$526

Policyholder benefits and claims		$(36)	(11)%	$284	$320
Policy acquisition expense		$(5)	(10)%	$46	$51

Insurance policyholder benefits, claims and acquisition expense		$(41)	(11)%	$330	$371

Non-interest expense		$6	6%	$107	$101
Net income		$7	13%	$61	$54
ROE	(290	) bp		23.9%	26.8%
Premiums & deposits		$31	6%	$565	$534
Average common equity		$200	25%	$1,000	$800

(1)	Includes four months of results for domestic Insurance businesses.

Net income was up $7 million or 13% from a year ago reflecting a favourable loss experience in the property reinsurance business that offset adverse claims experience in the home & auto insurance division. Net income from RBC Liberty Insurance in the U.S. was $6 million (US$5 million), up US$1 million from a year ago reflecting the acquisition of Business Men’s Assurance Company of America (BMA) on May 1, 2003. In Canadian dollar terms, earnings were unchanged due to the strengthening of the Canadian dollar relative to the U.S. dollar.

     RBC Insurance reported four months of activity for its Canadian operations in the first quarter of 2003 as the result of a change in its reporting period from December 31 to January 31 to be consistent with the Royal Bank of Canada’s reporting period. In addition, results in last year’s first quarter included a significant block of reinsurance business that was not renewed in 2004. These two factors contributed $87 million to insurance premiums, investment and fee income, $76 million to policyholder benefits, claims and acquisition expenses, $10 million to non-interest expense and less than $1 million to net income in last year’s first quarter.

     Insurance premiums, investment and fee income was down $28 million. An increase of $19 million or 66% in the home & auto insurance division due to higher premiums and sales volumes and an additional $59 million from the acquisition of BMA, were more than offset by the above-mentioned factors and the strengthening of the Canadian dollar (which reduced these revenues by $30 million).

     Insurance policyholder benefits, claims and acquisition expense decreased by $41 million. A $68 million increase in expenses due to higher premium and sales volumes in the home & auto insurance division and the acquisition of BMA were more than offset by the above-mentioned factors and the strengthening of the Canadian dollar (which reduced these expenses by $22 million).

     Non-interest expense increased by $6 million as a result of the growth of the home & auto insurance division and additional operational costs associated with the BMA acquisition.

     ROE declined by 290 basis points from a year ago, reflecting higher average common equity attributed to this segment, as discussed on page 5.

Supplemental discussion – Canadian GAAP

Net income increased $9 million or 19% from a year ago to $56 million.

     Insurance premiums, investment and fee income was $613 million, up $39 million or 7% from a year ago.

     Policyholder benefits, claims and acquisition expense were $452 million, up $44 million or 11% from a year ago.

First Quarter 2004 Report – Royal Bank of Canada 06

RBC Investments

	Q1/04 vs Q1/03		For the three months ended

			January 31	January 31
(C$ millions, except percentage amounts)	Increase (decrease)		2004	2003

Total revenues	$45	5%	$929	$884
Non-interest expense	$3	–	$728	$725
Net income	$36	35%	$140	$104
ROE	670 bp		21.4%	14.7%
Average common equity	$(150)	(6)%	$2,550	$2,700

Net income was up $36 million or 35% from a year ago due to higher earnings in the U.S. and Canadian full-service brokerage, Canadian self-directed brokerage and Canadian asset management operations (reflecting improved revenues from stronger equity markets).

     Net income from U.S. operations increased by $19 million to $32 million, largely due to stronger performance in the full-service brokerage business and a $12 million ($8 million after-tax) decline in retention compensation costs to $10 million.

     RBC Investments’ total revenues increased by $45 million or 5% from a year ago, despite a $96 million reduction in the translated value of U.S. dollar-denominated revenues, reflecting higher revenues in the U.S. and Canadian brokerage businesses and Canadian asset management operations due to higher trading volumes and asset values as equity markets strengthened. Trading volumes in the Canadian self-directed brokerage operations were up 44%, assets under administration in the Canadian full-service brokerage business were up 13% to $108 billion, and assets under management in Canada increased 9% to $49 billion. In the U.S. brokerage business, assets under administration were up 18% to US$104 billion.

     Non-interest expense growth of $3 million largely reflected higher compensation-related costs (variable compensation associated with revenue generation and pension and post-retirement benefit costs) and other variable costs which were largely offset by a $73 million reduction in the translated value of U.S. dollar-denominated expenses, savings from cost-containment initiatives and the above-mentioned decline in U.S. retention compensation costs.

     ROE increased by 670 basis points from a year ago, reflecting higher earnings and lower average common equity attributed to this segment, as discussed on page 5.

RBC Capital Markets

	Q1/04 vs Q1/03		For the three months ended

			January 31	January 31
(C$ millions, except percentage amounts)	Increase (decrease)		2004	2003

Total revenues	$51	7%	$738	$687
Non-interest expense	$209	49%	$635	$426
Provision for (recovery of) credit losses
Allocated specific provision for credit losses	$(87)	n.m.	$(10)	$77
General provision for credit losses	$(60)	n.m.	$(60)	–
Net income	$34	29%	$150	$116
ROE	610 bp		17.2%	11.1%
Average common equity	$(500)	(13)%	$3,450	$3,950

n.m. – not meaningful

Net income increased by $34 million or 29% from a year ago. The increase in earnings largely reflects a $68 million after-tax decline in the allocated specific provision for credit losses (due to a much lower level of new problem loans and repayment this quarter of loans previously written off), and the $39 million after-tax reversal of a portion of the general allowance for credit losses, as described on page 10, partially offset by the Rabobank settlement costs. Note 6 to the Interim consolidated financial statements on page 21 provides the background for the Rabobank settlement.

     U.S. operations recorded a net loss of $71 million compared to net income of $24 million a year ago. This largely reflected the expense of the Rabobank settlement.

     Total revenues increased by $51 million or 7%, despite a $57 million reduction in the translated value of U.S. dollar-denominated revenues. The increase in revenues occurred primarily in the fixed income and investment banking businesses. The stronger fixed income results reflect higher fixed income underwriting fees and higher securitization revenues. The higher investment banking results reflect an increase in equity underwriting fees as a result of improving markets in Canada and the U.S. Included in this quarter’s revenues was a $30 million cumulative gain relating to equity-linked note obligations. The gain was recognized as a result of our determination that derivatives that are embedded in these notes should be separately accounted for at fair value and the note obligation on an accretive basis, instead of recording the entire contract at fair value as we had previously done.

     Non-interest expense increased by $209 million or 49% from a year ago, reflecting the Rabobank settlement costs this quarter, and expenditures for new initiatives, primarily in our global financial products businesses, which more than offset a $38 million reduction in the translated value of U.S. dollar-denominated expenses.

     ROE increased to 17.2% from 11.1% a year ago, reflecting higher earnings and a $500 million reduction in average common equity attributed to this segment for the reasons described on page 5.

First Quarter 2004 Report – Royal Bank of Canada	07

RBC Global Services

	Q1/04 vs Q1/03			For the three months ended
				January 31	January 31
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Total revenues	$8		4%	$220	$212
Non-interest expense	$11		8%	$155	$144
Provision for (recovery of) credit losses
Allocated specific provision for credit losses	–		–	–	–
General provision for credit losses	$(14)		n.m.	$(14)	–
Net income	$9		19%	$57	$48
ROE	640	bp		36.6%	30.2%
Average common equity	–		–	$600	$600

n.m. — not meaningful

Net income increased $9 million or 19% from a year ago due to the reversal of $14 million ($9 million after-tax) of a portion of the general allowance for credit losses, which had been established in earlier years for loans made in the Global Financial Institutions business.

     The benefits of higher revenues and a lower effective tax rate were offset by higher expenses which were partly due to a $4 million increase in pension and post-retirement benefit costs attributed to this segment.

     ROE increased by 640 basis points from a year ago due to higher earnings in this segment.

Other

	Q1/04 vs Q1/03			For the three months ended
				January 31	January 31
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Total revenues	$(126)		n.m.	$(59)	$67
Non-interest expense	$18		n.m.	$3	$(15)
Net income	$(77)		n.m.	$(44)	$33
ROE	(1,340	) bp		(7.1)%	6.3%
Average common equity	$650		33%	$2,600	$1,950

n.m. – not meaningful

The Other segment, which mainly comprises Corporate Treasury, Corporate Resources and Information Technology, recorded a net loss of $44 million for the quarter. This largely reflected a $26 million ($17 million after-tax) charge for equity losses on certain limited partnership investments and a $25 million ($16 million after-tax) charge for the cumulative cost of issuing certain debt instruments which we had previously deferred and amortized. The equity losses relate largely to the last three years and were recognized as a result of our determination that the limited partnerships should be accounted for using the equity method of accounting rather than the previously applied cost method of accounting. Results also reflect a consolidation adjustment of $18 million pre-tax to partially offset the $35 million pre-tax gain recorded by RBC Centura on the sale of its merchant acquiring card portfolio to Moneris Solutions, Inc. in light of our 50% ownership interest in the Moneris joint venture.

Supplemental discussion – Canadian GAAP

Net loss in the quarter was $27 million, down from net income of $27 million a year ago. The difference in the change in earnings under U.S. and Canadian GAAPs was largely due to the impacts of Financial Accounting Standards Board (FASB) Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and equity accounting for limited partnership investments, both of which resulted in increased losses under U.S. GAAP this quarter.

First Quarter 2004 Report - Royal Bank of Canada  8

Financial priority: Revenue growth and diversification

Revenues

	Q1/04 vs Q1/03		For the three months ended
			January 31	January 31
(C$ millions, except percentage amounts)	Increase (decrease)		2004	2003
Net interest income	$(66)	(4)%	$1,645	$1,711
Non-interest income	$(74)	(3)%	$2,550	$2,624

Total revenues	$(140)	(3)%	$4,195	$4,335

Total revenues were down $140 million from a year ago, largely as a $240 million decline in the translated value of U.S. dollar-denominated revenues, due to the strengthening of the Canadian dollar relative to the U.S. dollar and narrower spreads on deposits, more than offset the benefits of higher capital market-related revenues and higher consumer loan volumes.

Net interest income

Net interest income was down $66 million or 4% from a year ago as a $60 million decline in the translated value of U.S. dollar-denominated net interest income and deposit spread compression in RBC Banking more than offset the benefits of higher loan volumes.

     The net interest margin (net interest income as a percentage of average assets) declined to 1.51% from 1.71% a year ago, reflecting significant growth in low interest-yielding assets such as securities, and a decline in RBC Banking’s net interest margin to 3.23% from 3.44% a year ago. This was due to spread compression on domestic deposits resulting from even lower interest rates and lower returns from RBC Centura’s investment portfolio.

Non-interest income

Non-interest income was down $74 million or 3% from the first quarter of 2003. The appreciation of the Canadian dollar relative to the U.S. dollar from the first quarter of 2003 reduced the translated value of non-interest income by $180 million.

      Securities brokerage commissions were up $77 million or 29%, reflecting higher client trading volumes due to improved equity market conditions; underwriting and other advisory fees were up $51 million or 39% as new issues activity improved in the quarter; mutual fund revenues were up $33 million or 20%, reflecting higher assets under management and administration due to improved market conditions and higher net sales of mutual funds; securitization revenues were up $29 million or 85% largely due to excess spread revenue earned on a credit card securitization completed in the fourth quarter of 2003; investment management and custodial fees were up $22 million or 8% largely reflecting increased fees from market appreciation of equities and foreign exchange revenues other than trading were up $7 million or 11% due to higher volumes.

     Trading revenues were down $103 million or 19% as equity derivative trading revenues declined from record levels a year ago and money market trading volumes declined (including trading revenues reported in net interest income, total trading revenues were only down $46 million); other non-interest income was down $95 million or 64% largely due to a decline in the fair value of non-trading derivatives for which hedge accounting was not permitted and a net $24 million charge for equity losses on certain limited partnership investments; mortgage banking revenues (which relate to mortgages originated in the U.S. by RBC Centura and its subsidiary RBC Mortgage) were down $68 million or 97% largely due to significantly lower mortgage origination volumes and additional hedging costs at RBC Mortgage; insurance premiums, investment and fee income were down $28 million or 5% for the reasons discussed on page 6; and deposit and payment service charges were down $22 million or 8%; credit fees were down $13 million or 21% due to lower loan commitment, bankers’ acceptance, letter of credit, guarantee and standby fees.

Financial priority: Cost control

Non-interest expense

Non-interest expense increased $222 million or 9% from last year’s first quarter, largely reflecting the Rabobank settlement costs, a $48 million increase in pension and post-retirement benefit costs (largely due to the amortization of prior year actuarial losses resulting from lower asset returns and a lower discount rate used to value liabilities) and a $35 million increase in variable compensation costs resulting from stronger capital market-related revenues in RBC Investments.

     The appreciation of the Canadian dollar relative to the U.S. dollar from the first quarter of 2003 reduced the translated value of non-interest expense by $165 million.

First Quarter 2004 Report - Royal Bank of Canada  9

Financial priority: Strong credit quality

Nonaccrual loans

Nonaccrual loans were $1.8 billion at January 31, 2004, up $51 million from the end of the fourth quarter of 2003 and down $578 million from a year ago. As shown in the table at the top of page 23, nonaccrual business and government loans were up $58 million from last quarter. This was largely in the U.S. energy sector. As a percentage of total loans and acceptances, nonaccrual loans were .95%, compared to .98% in the fourth quarter and 1.35% a year ago.

Provision for (recovery of) credit losses

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2004	2003	2003
U.S. GAAP
Allocated specific provision	$122	$137	$200
Allocated general provision	(130)	7	2

Total allocated provision	$(8)	$144	$202
Unallocated (general) provision	(20)	(7)	(2)

Total provision for (recovery of) credit losses	$(28)	$137	$200
Credit derivative gains (1)	–	–	(14)

Total provision for (recovery of) credit losses net of credit derivative gain	$(28)	$137	$186

Ratios (U.S. GAAP basis)
Average loans, acceptances and reverse repurchase agreements	$218,075	$219,445	$222,574
Allocated specific provision for credit losses as a percentage of average loans, acceptances and reverse repurchase agreements	0.22%	0.25%	0.36%
Allocated specific provision for credit losses net of credit derivative gains as a percentage of average loans, acceptances and reverse repurchase agreements	0.22%	0.25%	0.33%

Canadian GAAP
Specific provisions	$125	$140	$200

General provision
Allocated	$(130)	$7	$2
Unallocated	(20)	(7)	(2)

Total general provision	(150)	–	–
Total provision for (recovery of) credit losses	$(25)	$140	$200
Credit derivative gains (1)	–	–	(29)

Total provision for (recovery of) credit losses net of credit derivative gain	$(25)	$140	$171

(1)	Mark-to-market gains on derivatives purchased to hedge accounts that have been classified as nonaccrual/impaired (gains recorded in non-interest income). The gain recorded in Q1/03 related to a European energy account that was classified as nonaccrual/impaired in Q4/02 (the credit derivative settled in Q1/03). We believe an analysis that nets credit derivative gains on accounts in default against the provision for credit losses is useful since it reflects the full loss associated with such accounts and management considers such information when evaluating our credit exposures. We also believe that investors may find this information useful in their assessment of our credit quality and risk management.

     As shown in the table on the left, there was a $28 million recovery of credit losses this quarter comprising allocated specific provisions of $122 million and a $150 million reversal of a portion of the general provision for credit losses. This compared to a provision for credit losses of $200 million a year ago and $137 million last quarter, consisting entirely of allocated specific provisions. Lower allocated specific provisions were recorded in the business and government loan portfolios due to a much lower level of new problem loans and the repayment this quarter of loans written off in prior periods.

     Allocated specific provisions as a percentage of average loans, acceptances and reverse repurchase agreements were .22% this quarter compared to .25% in the fourth quarter and ..36% (.33% net of credit derivative gains) a year ago.

     During the quarter, net charge-offs (charge-offs, net of recoveries) were $118 million or .26% of average loans and acceptances, versus $211 million or .47% in the fourth quarter of 2003 and $140 million or .31% a year ago.

     The reversal of a portion of the general allowance this quarter followed a quarterly assessment of the credit quality of our loan portfolios and the adequacy of the related general allowance levels. The reversal reflects positive changes in portfolio composition, improving default and loss trends, better economic conditions, and changes to the underwriting and collection strategies and processes in our businesses.

     The general allowance at January 31, 2004, was $1,264 million and the allocated specific allowance was $772 million, resulting in a total allowance for credit losses of $2,036 million, down from $2,376 million a year ago, reflecting lower nonaccrual loans and the reversal of a portion of the general allowance this quarter.

Supplemental discussion – Canadian GAAP

There was a $25 million recovery of credit losses this quarter comprising specific provisions of $125 million and a $150 million reversal of a portion of the general provision for credit losses. This compared to a provision for credit losses of $200 million a year ago and $140 million last quarter, consisting entirely of specific provisions.

First Quarter 2004 Report - Royal Bank of Canada  10

Financial priority: Balance sheet and capital management

Assets

On January 31, 2004, we included in our Consolidated balance sheet assets owned by certain multi-seller asset-backed commercial paper conduit programs that we administer. This inclusion was in accordance with FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46R). These assets largely comprised business and government loans of $4.6 billion, personal loans of $3.2 billion and credit card loans of $.8 billion. We are currently in the process of restructuring these programs, which may result in us not having to include their assets in our balance sheet in future periods. Since these assets were included in our Consolidated balance sheet beginning January 31, 2004, in accordance with FIN 46R, we have excluded the above-mentioned amounts from the following discussion so as not to overstate growth in these loan categories over prior periods.

     Total assets were $432 billion at January 31, 2004, up $39.6 billion or 10% from January 31, 2003, and up $19.3 billion or 5% from October 31, 2003.

     Compared to January 31, 2003, securities were up $27.1 billion or 27% due to an increase in trading account securities and available for sale securities, largely as a result of increased levels of business. Loans (before allowance for loan losses) were up $6.5 billion. Business and government loans were down $1.4 billion (after the securitization of $.1 billion of commercial mortgages during the 12 months ended January 31, 2004), while residential mortgages were up $5.2 billion (after the securitization of $4.6 billion of residential mortgages during the 12 months ended January 31, 2004), personal loans were up $2.5 billion and credit card balances were up $.2 billion (after securitization of $1.0 billion of credit card receivables during the 12 months ended January 31, 2004). Other assets were up $13.3 billion, largely driven by an increase in non-cash collateral received in connection with securities lending and borrowing activities.

     The appreciation of the Canadian dollar relative to the U.S. dollar during the one-year period ended January 31, 2004, reduced the translated value of U.S. dollar-denominated securities and loans by approximately $9 billion and $5 billion, respectively.

     Compared to October 31, 2003, securities were up $9.8 billion or 8%, largely due to an increase in trading account securities. Loans (before allowance for loan losses) were up $3.0 billion. Business and government loans were up $1.9 billion, while residential mortgages were down $.2 billion (after the securitization of $1.1 billion of residential mortgages during the quarter), personal loans were up $.7 billion and credit card balances up $.6 billion. Other assets were up $8.0 billion primarily due to an increase in non-cash collateral received in connection with securities lending and borrowing activities.

Deposits

Total deposits were $266 billion, up $5.2 billion or 2% from October 31, 2003, and up $17.0 billion or 7% from January 31, 2003. Interest-bearing deposits were up $4.0 billion or 2% from October 31, 2003, and up $12.7 billion or 6% from January 31, 2003, while non-interest-bearing deposits increased by $1.5 billion or 6% from October 31, 2003, and $4.3 billion or 18% from January 31, 2003.

     The appreciation of the Canadian dollar relative to the U.S. dollar during the one-year period ended January 31, 2004, reduced the translated value of U.S. dollar-denominated deposits by approximately $14 billion.

Capital

Treasury stock

Commencing this quarter, we present our own shares acquired and held by subsidiaries for reasons other than cancellation as a reduction of shareholders’ equity (Treasury stock), which has reduced our Tier 1 capital.

RBC subordinated debentures and Trust Capital Securities

(RBC TruCS™)

Beginning this quarter, holdings by RBC Capital Markets of $112 million of Royal Bank of Canada subordinated indebtedness (subordinated debentures) and $41 million of RBC TruCS were reclassified from Trading account securities to offset the outstanding obligations within subordinated debentures and Non-controlling interest in subsidiaries, respectively, thus reducing subordinated debentures by $112 million and non-controlling interest by $41 million. This reclassification did not significantly affect net income.

Capital management

As outlined on pages 59 and 60 of our 2003 Annual Report, our primary capital management objective is to balance the desire to maintain strong capital ratios and high debt ratings with the need to provide competitive returns to shareholders. We are committed to maintaining strong capital ratios through internal capital generation, the issuance of capital instruments when appropriate and controlled asset growth.

     Capital strength for Canadian banks is defined according to guidelines issued by the Superintendent of Financial Institutions Canada (OSFI) using Canadian GAAP financial information. At January 31, 2004, using OSFI guidelines and Canadian GAAP financial information, our Tier 1 capital ratio was 9.3% and Total capital ratio was 12.9%. Both ratios were above our medium-term (3–5 year) capital goals of 8–8.5% for Tier 1 capital and 11–12% for Total capital. At January 31, 2003, our Tier 1 capital ratio was 9.4% and our Total capital ratio was 12.7%.

     Our Tier 1 capital and Total capital ratios in the first quarter were reduced by 27 basis points and 33 basis points, respectively, due to two factors. First, the above-mentioned deduction from shareholders’ equity of Treasury stock which related to holdings of Royal Bank of Canada common shares by RBC Capital Markets and by our employee compensation vehicles. Second, the above-mentioned deduction from subordinated debentures and non-controlling interest in subsidiaries relating to holdings of Royal Bank of Canada subordinated debentures and RBC TruCS, respectively, by RBC Capital Markets.

Capital management activity

During the quarter, we issued two series of subordinated debentures with different maturities. On November 3, 2003, we issued $1 billion of subordinated debentures, and on January 27, 2004, we issued $500 million of subordinated debentures.

First Quarter 2004 Report – Royal Bank of Canada 11

     Under a normal course issuer bid on the Toronto Stock Exchange that commenced on June 24, 2003, for a one-year period we are permitted to repurchase up to 25 million common shares. During the quarter, we repurchased 1.5 million common shares for $94 million at an average price of $62.15. Since the commencement of the current issuer bid program on June 24, 2003, we have repurchased 7.4 million common shares for $444 million at an average price of $59.88, leaving a balance of 17.6 million shares that may be repurchased. We also issued 1.45 million common shares during the quarter for $49 million in connection with the exercise of employee stock options.

Risk management

Liquidity risk

Our liquidity management objective is to ensure that we have the ability to generate or obtain sufficient cash or its equivalents in a timely and cost-effective manner to meet our commitments as they become due. Two key elements of our liquidity management framework are policies for minimum levels of unencumbered liquid assets and limits on maximum net fund outflows over specified time periods. As at January 31, 2004, we were in compliance with these policies. These and other elements of the liquidity management framework are discussed in more detail on pages 57, 62 and 63 of our 2003 Annual Report and have not materially changed since the 2003 Annual Report.

     We use liquid assets and reverse repurchase agreements in managing our short-term liquidity. At January 31, 2004, our liquid assets and assets purchased under reverse repurchase agreements totalled $187 billion or 42% of total assets, up from $178 billion or 43% of total assets at October 31, 2003, and up from $162 billion or 41% of total assets at January 31, 2003. For the three months ended January 31, 2004, our average liquid assets and average assets purchased under reverse repurchase agreements totalled $188 billion or 44% of total average assets, as compared to $172 billion or 42% last quarter and $166 billion or 42% a year ago. At January 31, 2004, securities and collateral of $63 billion were pledged, sold under repurchase agreements or obligations related to securities sold short. This is up from $60 billion at October 31, 2003, and from $51 billion at January 31, 2003.

Market risk measures – trading activities

As outlined on pages 55 and 56 of our 2003 Annual Report, we have established risk management policies and limits for our trading activities that allow us to monitor and control the exposure to market risk resulting from these activities. These policies have not changed materially since the 2003 Annual Report. The market risk associated with trading activities is managed primarily through a Value-At-Risk (VAR) methodology.

     The table below shows the quarter-end, high, average and low VAR by major risk category for our combined trading activities for the quarters ended January 31, 2004, and January 31, 2003, and indicates that the Global VAR amounts in the first quarter of 2004 were less than the levels a year ago. The graphs at the bottom of the page show the daily net trading revenue compared to the global trading VAR amounts and a histogram of daily net trading revenue for the quarter ended January 31, 2004. There were no days with net trading losses during the first quarter.

Trading activities (1)

	For the three months ended January 31, 2004				For the three months ended January 31, 2003
(C$ millions)	Quarter-end	High	Average	Low	Quarter-end	High	Average	Low
Global VAR by major risk category
Equity	$5	$10	$6	$4	$7	$9	$7	$5
Foreign exchange and commodity	1	5	2	1	2	6	3	1
Interest rate	10	11	9	7	11	13	11	9
Global VAR (2)	$9	$15	$11	$9	$15	$18	$15	$12

(1)	Amounts are presented on a pre-tax basis and represent one-day VAR at a 99% confidence level.

(2)	Global VAR reflects the correlation effect from each of the risk categories through diversification.

     DAILY NET TRADING REVENUE VERSUS GLOBAL TRADING VAR

     (C$ millions)

- Daily net trading revenue    — Global trading VAR

     HISTOGRAM OF DAILY NET TRADING REVENUE

     (number of days)

Daily net trading revenue (C$ millions)

First Quarter 2004 Report – Royal Bank of Canada 12

Caution regarding forward-looking statements

From time to time, we make written and oral forward-looking statements within the meaning of certain securities laws, including in this interim report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders and in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2004, and the medium and long terms, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and words and expressions of similar import are intended to identify forward-looking statements.

     By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian economy in general and the strength of the local economies within Canada in which we conduct operations; the strength of the United States economy and the economies of other nations in which we conduct significant operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; judicial decisions; the effects of competition in the markets in which we operate; inflation; capital market and currency market fluctuations; the timely development and introduction of new products and services in receptive markets; the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities); changes in tax laws; technological changes; our ability to complete strategic acquisitions and to integrate acquisitions; judicial or regulatory proceedings; changes in consumer spending and saving habits; the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism; and our anticipation of and success in managing the risks implicated by the foregoing.

     We caution that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Information contained in or otherwise accessible through the Web sites mentioned in this interim report does not form a part of this interim report. All references in this interim report to Web sites are inactive textual references and are for your information only.

First Quarter 2004 Report – Royal Bank of Canada 13